# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lumentum Holdings Inc., CIK 0001633978
CUSIP: 55024U109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1001 RIDDER PARK DRIVE, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-004578
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,179,038; sole dispositive power 0; shared dispositive power 4,179,038; aggregate amount beneficially owned 4,179,038 (6% of the class)
  Comment: Includes 39,900 shares of Common Stock issuable upon exercise of options.
  
  The information set forth on this cover page reflects information as of the close of business on February 13, 2025. As of December 31, 2024, the Reporting Person may have been deemed to beneficially own 3,383,229 shares of Common Stock, representing 4.9% of the Common Stock outstanding as of such time.
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,179,038; sole dispositive power 0; shared dispositive power 4,179,038; aggregate amount beneficially owned 4,179,038 (6% of the class)
  Comment: Includes 39,900 shares of Common Stock issuable upon exercise of options.
  
  The information set forth on this cover page reflects information as of the close of business on February 13, 2025. As of December 31, 2024, the Reporting Person may have been deemed to beneficially own 3,383,229 shares of Common Stock, representing 4.9% of the Common Stock outstanding as of such time.
- Point72 Italy S.R.L.: type of reporting person: other (OO); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,906; sole dispositive power 0; shared dispositive power 23,906; aggregate amount beneficially owned 23,906 (0% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on February 13, 2025. As of December 31, 2024, the Reporting Person may have been deemed to beneficially own 44,631 shares of Common Stock, representing 0.1% of the Common Stock outstanding as of such time.
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,202,944; sole dispositive power 0; shared dispositive power 4,202,944; aggregate amount beneficially owned 4,202,944 (6.1% of the class)
  Comment: Includes 39,900 shares of Common Stock issuable upon exercise of options.
  
  The information set forth on this cover page reflects information as of the close of business on February 13, 2025. As of December 31, 2024, the Reporting Person may have been deemed to beneficially own 3,427,860 shares of Common Stock, representing 4.9% of the Common Stock outstanding as of such time.

## Item 1. Issuer
Name of issuer: Lumentum Holdings Inc.
Address of issuer's principal executive offices: 1001 Ridder Park Drive San Jose, CA 95131

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to shares of common stock, par value $0.001 per share ("Shares"), of Lumentum Holdings Inc. held by (and underlying options held by) Point72 Associates, LLC, an investment fund it manages ("Point72 Associates"); (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to Shares held by (and underlying options held by) Point72 Associates; (iii) Point72 Italy S.R.L ("Point72 Italy") with respect to Shares held by an investment fund it manages; and (iv) Steven A. Cohen ("Mr. Cohen") with respect to Shares beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc. and Point72 Italy.

Each of Cubist Systematic Strategies, LLC, Point72 Asia (Singapore) Pte. Ltd. and Point72 Hong Kong Limited are advisors under common control with Point72 Asset Management, and each acts as a sub-advisor with respect to a portion of the Shares reported herein.

Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Italy and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act").
Address of principal business office or, if none, residence: The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Point72 Italy is Via Biancardi 2, Milan, Italy 20149.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Point72 Italy is a Societa Responsabilita Limitata formed in Italy. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.

Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Italy and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Point72 Italy maintains investment and voting power with respect to the securities held by an investment fund it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc. and Point72 Italy. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.
Percent of class: 6.1
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)
- Point72 Italy S.R.L.: /s/ Rafael Lopez Espinosa, Rafael Lopez Espinosa, Director (02/14/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)